Susan Glatthorn Johnson
                                              Senior Vice President
                                              Echelon International Corporation
                                              Phone: 727-803-8250
                                              E-mail: sjohnson@echelonintl.com

                                              Cynthia L. Sanders
                                              Manager of Financial Reporting
                                              Echelon International Corporation
                                              Phone: 727-803-8231
FOR IMMEDIATE RELEASE                         E-mail: csanders@echelonintl.com

    ECHELON INTERNATIONAL ANNOUNCES FOURTH QUARTER AND YEAR END 1998 RESULTS

ST. PETERSBURG, FL, March 9, 1999 - Echelon International Corporation
(NYSE: EIN), a real estate company which develops, owns and manages multi-family residential and commercial real estate, today announced financial results for the fourth quarter and the year ended December 31, 1998.

Net income was $1.1 million, or 18 cents per diluted share for the quarter ended December 31, 1998, compared to $1.0 million, or 15 cents per diluted share for the same period a year ago. Net income for the year was $9.5 million or $1.40 per diluted share, a 25% increase compared to $7.6 million and $1.12 per diluted share for the year ended December 31, 1997. The net income for 1998 includes an after-tax extraordinary gain of $.8 million, or 12 cents per diluted share, related to the settlement of an outstanding obligation. The net income for 1997 includes an after-tax extraordinary loss of $(1.9) million, or (28) cents per diluted share, related to the extinguishment of debt.

Sales and revenues were $9.0 million and $40.6 million for the fourth quarter and the year ended December 31, 1998, respectively, compared to $9.2 million and $44.2 million for the same periods last year. The decrease in revenues is primarily the result of a $4.1 million decrease in gain on sale of loans for the year ended December 31, 1998, in comparison with the year ended December 31, 1997.

As of December 31, 1998, the Company's debt / equity ratio (including current portion of long-term debt) was 36 / 64, with a cash position of $21.6 million.

                                     -more-

Echelon International
Fourth Quarter and Year End 1998 Earnings Release
Page 2

HIGHLIGHTS FOR THE QUARTER INCLUDE:

-> ECHELON AT BAY ISLE KEY - 369 units in Tampa Bay, Florida, 345 units complete at December 31, 1998, 74% leased at December 31, 1998 and 90% leased at March 8, 1999. Construction completion February 1999.
               Projected total cost                        $ 23.2 million
               Projected NOI at stabilization (93%)        $ 2.2 to $2.4 million
               Approximate yield on cost                   10%

               As of December 31, 1998, construction debt outstanding was $14.9 million. The permanent financing will be $19.25 million.

-> In addition to ECHELON AT BAY ISLE KEY, there were seven multi-family communities under development and/or construction at year end, including the three land acquisitions the Company closed on in the quarter.

-> THE NEW MCNULTY was completed in late December 1998, adding over 700 parking spaces to Echelon's downtown parking inventory, and 9,000 square feet of ground floor retail space. THE NEW MCNULTY retail space is 100% leased.

->   Two aircraft lease transactions were completed:

     o The Southwest Airlines direct finance lease was extended from 2004 to 2008, and the rental rate was adjusted. Subsequently, the lease was used as collateral for a $13.0 million, full payout, 5.99% fixed rate loan that matures in June 2008.

     o The Air Micronesia/Continental Airlines lease that matured December 31, 1998 was extended to October 31, 2000.

-> Echelon's Board of Directors approved the purchase of up to $15.0 million of the Company's outstanding common stock.

Darryl A. LeClair, Echelon chairman, president and chief executive officer, commented,

         "It is rewarding to review what we've accomplished in only two years. We've achieved goals many people thought were four to five years away. In short, we've stayed focused on our commitment to build our multi-family residential and commercial real estate portfolio through the acquisition and development of properties, the liquidation of non-strategic assets, and the management of our finance lease portfolio to achieve the greatest risk-adjusted rewards for the Company."

Echelon International
Fourth Quarter and Year End 1998 Earnings Release
Page 3

Mr. LeClair continued, "Specifically, in 1998 we have:

-> Invested $89.2 million in real estate development consisting of $52.4 million in multi-family and $36.8 million in commercial.

-> Invested an additional $9.4 million in affordable housing limited partnerships, helping us achieve a 1998 tax benefit of 13%. This brings the total investment in affordable housing limited partnerships to $22.9 million.

-> Reduced our aircraft and other financial asset investments in aircraft joint ventures by $19.9 million.

->   Maintained a liquidity of $21.6 million."

         "In addition, since inception, we have purchased over 215,000 shares of the Company's common stock at a total cost to the Company of approximately $4.5 million, at an average price of $20.69 per share."

         "As we've said previously, our success to date is not a forecast of 1999 results. Specifically, financial results from 1997 and 1998 are not necessarily indicators of 1999 net income. Redirecting capital into our real estate pipeline will have net income impacts typical of real estate development."

Commenting on the quarter and year-to-date results, Larry J. Newsome, Echelon senior vice president and chief financial officer, stated,

         "We are pleased by our fourth quarter and 1998 financial performance. We have been successful in redirecting capital to grow our real estate portfolio, and made great strides in restructuring our balance sheet. Our strong financial base positions us to take advantage of marketplace opportunities."

Echelon International
Fourth Quarter and Year End 1998 Earnings Release
Page 4

Echelon International Corporation is a real estate company which develops, owns and manages multi-family residential and commercial real estate. The Company also owns and manages a portfolio of aircraft leases and aircraft and real estate loans. Echelon's core growth strategy is to build its multi-family residential real estate portfolio and maximize the value of and grow its existing commercial real estate assets. The Company will continue to withdraw from the real estate and aircraft lending business to focus on its core real estate operations.

NOTE: CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE REGARDING OTHER THAN HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE MADE UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS, INCLUDING THOSE CONCERNING ECHELON'S EXPECTED SOURCES AND USES OF FUNDS AND CAPITAL EXPENDITURES AND ITS BUSINESS STRATEGY INCLUDING ITS PLANS TO GRADUALLY WITHDRAW FROM THE AIRCRAFT AND REAL ESTATE LENDING BUSINESS AND FOCUS ON ITS CORE REAL ESTATE OPERATIONS, INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL STRATEGIES AND THE TIMING AND EXPECTED RESULTS OF SUCH MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED ON PAGE 13 OF THE COMPANY'S 1997 ANNUAL REPORT.

Echelon International
Fourth Quarter and Year End 1998 Earnings Release
Page 5

                                  ATTACHMENT 1
                        ECHELON INTERNATIONAL CORPORATION

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                       THREE MONTHS ENDED            YEAR ENDED
                                                                           DECEMBER 31,              DECEMBER 31,
                                                                        1998          1997         1998        1997
                                                                        ----          ----         ----        ----
Sales and revenues                                                       $9.0          $ 9.2      $40.6       $44.2
                                                                         ====          =====      =====       =====
Income before extraordinary item                                         $1.1          $ 2.0     $  8.7       $ 9.5
Extraordinary item, net of tax                                            -             (1.0)        .8        (1.9)
                                                                         ----          -----     ------       -----
Net income                                                               $1.1          $ 1.0     $  9.5       $ 7.6
                                                                         ====          =====     ======       =====
Diluted earnings per common share:
Income before extraordinary item                                        $ .18          $ .30     $ 1.28       $1.40
Extraordinary item, net of tax                                            -             (.15)       .12        (.28)
                                                                        -----          -----     ------       -----
Net income                                                              $ .18          $ .15     $ 1.40       $1.12
                                                                        =====          =====     ======       =====
Diluted weighted average common shares outstanding                        6.8            6.8        6.8         6.8
                                                                        =====          =====     ======       =====

                CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION
                                  (IN MILLIONS)

                                                                    DECEMBER 31,
                                                             1998                 1997
                                                             ----                 ----
Cash and marketable securities                              $ 21.6               $ 49.8
Total current assets                                          75.1                 93.6
Real estate, leases, loans and other investments             414.0                362.7
Total assets                                                 494.2                460.5
Total current liabilities                                     40.5                 37.5
Long-term debt (excluding current portion)                   106.0                 64.9
Deferred income taxes                                        131.4                145.8
Stockholders' equity                                         215.8                209.1
Total liabilities and stockholders' equity                   494.2                460.5

Total Capital Expenditures                                    90.4                 13.1

Echelon International
Fourth Quarter and Year End 1998 Earnings Release
Page 6

                                  ATTACHMENT 2
                        ECHELON INTERNATIONAL CORPORATION

                 FOURTH QUARTER AND YEAR END 1998 PRESS RELEASE

HIGHLIGHTS FOR THE YEAR INCLUDE:

MULTI-FAMILY

- Echelon had over 2300 multi-family units under development and/or construction:

     - ECHELON AT BAY ISLE KEY - 369 units in Tampa Bay Florida, 345 units complete at December 31, 1998, 74% leased at December 31, 1998 and 90% leased at March 8, 1999. Construction complete February 1999. In February, ECHELON AT BAY ISLE KEY was named Apartment Community of the Year by the Bay Area Apartment Association for the Tampa, St. Pete and Clearwater area.

            Projected total cost                           $ 23.2 million
            Projected NOI at stabilization (93%)           $ 2.2 to $2.4 million
            Approximate yield on cost                      10%

            As of December 31, 1998, construction debt outstanding was $14.9 million. The permanent financing will be $19.25 million.

     - ECHELON AT THE RESERVE - 314 units in CARILLON PARK in Tampa Bay Florida, clubhouse just opened, construction scheduled for completion September 1999. Grand opening scheduled for May 6, 1999. At the beginning of March, the community had obtained certificates of occupancy for two buildings and secured 60 leases.

     - ECHELON AT WOODLAND PARK - 232 units in Tulsa, Oklahoma, construction started September 1998, clubhouse scheduled to open June 1999.

     - ECHELON AT NORTHLAKE - 256 units in Atlanta, Georgia, construction started November 1998, clubhouse scheduled to open September 1999.

     - ECHELON AT MEMORIAL CREEK - 292 units in Tulsa, Oklahoma, construction started December 1998, clubhouse scheduled to open September 1999.

     - ECHELON AT MISSION RANCH - 295 units in Mesquite, Texas (near Dallas), construction started December 1998, clubhouse scheduled to open September 1999.

Echelon International
Fourth Quarter and Year End 1998 Earnings Release
Page 7

     - ECHELON AT BRIARGATE - 395 units in Colorado Springs, Colorado, construction starts second quarter 1999, clubhouse scheduled to open January, 2000.

     - ECHELON AT WATTERS CREEK - 200 units in Allen, Texas (near Dallas), construction starts June 1999, clubhouse scheduled to open February 2000.

The balance of the multi-family pipeline under contract includes over 1900 units:

     -  ECHELON AT CHENEY PLACE - 303 units in downtown Orlando, Florida.
     -  ECHELON AT KELLER TOWN CENTER - 276 units in Keller, Texas (near
        Dallas).
     - ECHELON AT TWENTY MILE VILLAGE - 325 units in Parker, Colorado (near Denver).
     -  ECHELON AT UPTOWN - 199 units in downtown Orlando, Florida.
     -  ECHELON AT LAKESIDE - 184 units in Plano, Texas (near Dallas).
     - ECHELON AT THE BALLPARK - 380 units in downtown Memphis, Tennessee adjacent to the Memphis Redbird's Baseball Stadium.
     -  ECHELON AT MID-TOWN - 292 units in Memphis, Tennessee.

     - The Company's total multi-family capital expenditures during 1998 were $52.4 million.

COMMERCIAL

- At year end, the Company achieved an average occupancy rate of 98% on all operating commercial office buildings in the portfolio.

- The construction and tenant improvements for BAYBORO STATION (80,991 rentable square feet) and CENTRAL STATION (133,279 rentable square feet) were completed. Both properties are 100% leased under 10-year and 15-year leases, respectively. Both of these properties are located in downtown St. Petersburg, Florida.

- Construction began of CASTILLE AT CARILLON, 103,900 square foot Class A office building in CARILLON Park, which will be completed in June 1999. Echelon will occupy approximately 20,000 square feet as the Company's corporate headquarters.

- The Company sold 6.57 acres of land in CARILLON PARK for $2.7 million, resulting in a pre-tax gain of $1.1 million.

- The settlement of a $.6 million long-term debt obligation and related accrued interest of $.6 million, resulting in an after-tax extraordinary gain of $.8 million.

- The Company's total commercial capital expenditures during 1998 for construction and tenant improvements were $ 36.8 million.

Echelon International
Fourth Quarter and Year End 1998 Earnings Release
Page 8

FINANCIAL ASSETS

- The sale of two aircraft engines by Progress Potomac Capital Ventures ("PPCV"), in which Echelon had a 50% interest, for $5.7 million, resulting in a pre-tax gain of $1.6 million to Echelon.

- The collection of a real estate loan receivable from Madison Building, Inc. As a result of the loan payoff, Echelon reversed the $1.6 million allowance for losses on leases and loans previously recorded.

- The payoff of a $2.3 million deferred rent note receivable from Continental Airlines. The deferred note receivable was originally scheduled to mature in 2000.

- The receipt of $19.1 million in net assets from the dissolution of the PPCV joint venture in which Echelon had a 50% interest. The net assets represent the components of a direct finance lease for an aircraft leased to Continental Airlines through February 2002.

- The sale of two aircraft engines to United Technologies, Inc. and the termination of the related leveraged lease, resulting in after-tax income of $.4 million.

- Two aircraft lease extensions were completed:

     o The Southwest Airlines direct finance lease was extended from 2004 to 2008, and the rental rate was adjusted. Subsequently, the lease was used as collateral for a $13.0 million, full payout, 5.99% fixed rate loan that matures in June 2008.

     o The Air Micronesia/Continental Airlines lease that matured December 31, 1998 was extended to October 31, 2000.

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